9/2/04

[redacted]

SO 8/31/04

SECURI 04013292 MISSION

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RECD S.E.C.
AUG 3 1 2004
556

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52487 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Diversified Financial Group LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Weinbach Ave. Ste 460
(No. and Street)

Evansville (City) Indiana (State) 47711-5981 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie Seltzer 812-471-3443
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Friend and Company, PC
(Name – *if individual, state last, first, middle name*)

2916 E. Morgan Ave. (Address) Evansville (City) Indiana (State) 47711 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Charlie Seltzer, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Diversified Financial Group, LLC, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SECRETARY-TREASURER

Title

Notary Public

State of Indiana
County of Vanderburgh
Before me the undersigned, A Notary Public for Vanderburgh County, State of Indiana, personally appeared CHARLIE SELTZER and acknowledged the execution of this instrument this 9th day of August, 20 04.
(Signed)
Notary Public
My Commission expires: 11-11-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

## FINANCIAL STATEMENTS

For the Years Ended
June 30, 2004 and 2003

## AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

## CONTENTS


| | Page |
|---|---|
| Independent Auditors' Report | 3 |
| Financial Statements: | |
| Statements of Financial Condition | 4 |
| Statements of Operations | 5 |
| Statements of Members' Equity | 6 |
| Statements of Cash Flows | 7 |
| Notes to Financial Statements | 8-9 |
| Supplemental Information: | |
| Computation of Net Capital under 15c3-1 of the securities and exchange commission | 11 |
| Computation for determination of reserve requirements under rule 15c3-3 | 14 |
| Independent auditors' report on internal control | 15 |

**JOHN FRIEND & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

## INDEPENDENT AUDITOR'S REPORT

To the Members
American Diversified Financial Group, LLC
Evansville, IN

We have audited the accompanying statements of financial position of American Diversified Financial Group, LLC as of June 30, 2004 and 2003, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements described above present fairly, in all material respects, the financial position of American Diversified Financial Group, LLC as of June 30th 2004 and 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John Friend & Company P.C.

John Friend and Company, P.C.
Evansville, Indiana
August 18, 2004

## AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

## STATEMENT OF FINANCIAL CONDITION

| | | Years Ended June 30, | |
|---|---|---|---|
| | | 2004 | 2003 |
| **ASSETS:** | | | |
| Cash and Cash Equivalents | $ | 31,717 | 26,473 |
| Commission Receivable | | 20,873 | 17,186 |
| Goodwill | | 175,000 | 175,000 |
| Other Assets | | 512 | 597 |
| Total Assets | | 228,102 | 219,256 |
| **LIABILITIES:** | | | |
| Payable to Investment Representatives | | 14,293 | 11,407 |
| Other Liabilities | | 7,185 | 5,871 |
| Total Liabilities | | 21,478 | 17,278 |
| **MEMBERS' EQUITY:** | | | |
| Members' Contributed Capital | | 144,000 | 188,500 |
| Accumulated Profit | | 62,624 | 13,478 |
| Total Members' Equity | | 206,624 | 201,978 |
| Total Liabilities and Members' Equity | | 228,102 | 219,256 |

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVIERSIFIED FINANCIAL GROUP, LLC

## STATEMENT OF OPERATIONS

| | | Years Ended June 30, 2004 | 2003 |
|---|---|---|---|
| **Income** | | | |
| Commission Income | $ | 342,759 | 165,291 |
| Fee from Investment Representatives | | 13,280 | 9,120 |
| Dividend Income | | 277 | 403 |
| Other Income | | 2,311 | 210 |
| Total Income | | 358,627 | 175,024 |
| **Expenses** | | | |
| Representative Commissions | | 217,161 | 102,529 |
| Management Fees | | 34,276 | 16,530 |
| Licenses and Membership Fees | | 4,053 | 2,905 |
| Occupancy Expense | | 20,751 | 15,046 |
| Technology Expense | | 5,282 | 3,284 |
| Legal and Professional Fees | | 3,600 | 4,125 |
| Insurance | | 4,485 | 1,649 |
| Postage and Supplies | | 11,157 | 4,733 |
| Telephone Expense | | 5,118 | 4,456 |
| Other Expenses | | 3,598 | 2,572 |
| Total Expenses | | 309,481 | 157,829 |
| **NET PROFIT** | | 49,146 | 17,195 |

See Independent Auditor's report and notes to financial statements.

## AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

## STATEMENT OF MEMBERS' EQUITY

| | | Members' Contributed Capital | Accumulated Income | Total |
|---|---|---|---|---|
| **Balances, July 1, 2002** | $ | 207,500 | ( 3,717 ) | 203,783 |
| Net Profit | | | 17,195 | 17,195 |
| Capital Distribution | | ( 19,000 ) | | ( 19,000 ) |
| **Balances, June 30, 2003** | | 188,500 | 13,478 | 201,978 |
| **Balances, July 1, 2003** | | 188,500 | 13,478 | 201,978 |
| Net Profit | | | 49,146 | 49,146 |
| Capital Distribution | | ( 44,500 ) | | ( 44,500 ) |
| **Balances, June 30, 2004** | | 144,000 | 62,624 | 206,624 |

See Independent Auditor's report and notes to financial statements.

## AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

## STATEMENT OF CASH FLOWS

| | Years Ended June 30, 2004 | Years Ended June 30, 2003 |
|---|---|---|
| **Operating Activities** | | |
| Net Profit | 49,146 | 17,195 |
| Adjustments to Reconcile Net Loss to Net Cash Used By Operating Activities: | | |
| Net Change In | | |
| Commissions Receivable | ( 3,687 ) | ( 10,642 ) |
| Payable to Investment Representatives | 2,886 | 7,444 |
| Other Assets | 85 | 1,136 |
| Other Liabilities | 1,314 | 1,125 |
| Net Cash Used By Operating Activities | 49,744 | 16,258 |
| **Financing Activities** – Capital Distribution | ( 44,500 ) | ( 19,000 ) |
| **Net Change in Cash and Cash Equivalents** | 5,244 | ( 2,742 ) |
| **Cash and Cash Equivalents, Beginning of Year** | 26,473 | 29,215 |
| **Cash and Cash Equivalents, End of Year** | 31,717 | 26,473 |
| **Cash Paid During Year For:** | | |
| **Interest Paid** | -0- | -0- |
| **Income Taxes Paid** | -0- | -0- |

See Independent Auditor's report and notes to financial statements.

## AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

## NOTES TO FINANCIAL STATEMENTS

### Note A – Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of American Diversified Financial Group, LLC (Company) conform to generally accepted accounting principles and reporting practices followed by the broker-dealer industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as an Indiana Limited Liability Company on January 28, 2000, was granted application for membership from the NASD on October 17, 2000, and commenced operations on November 1, 2000. The Company's customer base is primarily individual investors located in Southern Indiana and Southeastern Illinois.

**Cash and Cash Equivalents,** for purpose of reporting cash flows, are all liquid investments with an original maturity of three months or less.

**Goodwill** – The Company adopted FAS 142 as of July 1, 2001. Goodwill is no longer amortized and will be evaluated on a periodic basis for impairment.

**Commissions and Fees** are recorded on a settlement-date basis. There were no transactions at June 30, 2004 and 2003 that would require reconciliation with trade-date basis accounting.

**Income Taxes** have not been provided for because the Company is not considered a taxable entity for United States federal or state income tax purposes.

### Note B – Cash Deposit With Clearing Organization

In accordance with its fully disclosed clearing agreement, the Company is required to maintain a specified amount of cash on deposit with its clearing broker, Dain Correspondent Services. At June 30, 2004 and 2003, the amount of the deposit was $25,000.

## Note C – Commitments and Contingent Liabilities

The Company is subject to claims and lawsuits, which arise, primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material effect on the financial position of the Company.

## Note D – Related Party Transactions

The Company has entered into an agreement with its members in which the Company will pay the members management fees for the day-to-day management of the Company. The fees are calculated based on commission income. The amount of fees paid to the members during the year ended June 30, 2004 and 2003 amounted to $34,276 and $16,530 respectively.

## Note E – Leases

The Company leases its premises under a net operating lease which expires December 31, 2006. Current monthly rental payments amount to $860 not including CAM charges. Future minimum lease payment obligations for these leases excluding CAM charges for the next five years and in the aggregate are as follows:

For fiscal years ending, June 30,

| | |
|---|---|
| 2005 | $ 15,483 |
| 2006 | 20,644 |
| 2007 | 10,322 |
| | 46,449 |

Rent expense for fiscal years 2004 and 2003 was $10,759 and $11,263, respectively.

## Note F- Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2004 and 2003, the Company had net capital of $30,978 and $26,352 respectively which was $25,978 and $21,352 in excess of its required net capital of $5,000. At June 30, 2004 and 2003, the Company's ratio of aggregate indebtedness to net capital was 0.69 to 1 and 0.66 to 1 respectively.

See Independent Auditor's Report

## Supplemental Information

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

**Computation of Net Capital Under Rule 15c3-1**

| | June 30, 2004 | June 30, 2003 |
|---|---|---|
| **Computation of Net Capital** | | |
| Members' Equity Qualified for Net Capital | 206,624 | 201,978 |
| Nonallowable assets | | |
| Goodwill | ( 175,000 ) | ( 175,000 ) |
| Prepaid Expense and Other Assets | ( 512 ) | ( 597 ) |
| Hair Cut on Operating Account | ( 134 ) | ( 29 ) |
| **Net Capital** | 30,978 | 26,352 |

See Independent Auditor's report and notes to financial statements.

## AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

### Computation of Net Capital Under Rule 15c3-1
### of the Securities and Exchange Commission

| | June 30, 2004 | June 30, 2003 |
|---|---|---|
| **Reconciliation with Company's Computation** (included in Part 11 a of Form X-17A-5 as of June 30, 2003) | | |
| Net Capital, as reported in Company's Part 11 A (unaudited) | | |
| FOCUS Report | 30,978 | 26,352 |
| Net Audit Adjustments | -0- | -0- |
| Net Capital per page 11 | 30,978 | 26,352 |

See Independent Auditor's report and notes to financial statements.

## AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

### Computation of Net Capital Under Rule 15c3-1
### of the Securities and Exchange Commission

| | | June 30, 2004 | June 30, 2003 |
|---|---|---|---|
| **Aggregate Indebtedness** | | | |
| (included in statement of Financial Condition) | | | |
| Payable to Investment Representatives and Other Liabilities | $ | 21,478 | 17,278 |
| **Basic Net Capital Requirements** | | | |
| Minimum Dollar Net Capital Requirement of Reporting Broker Dealer | | 5,000 | 5,000 |
| Net Capital Requirement | | 5,000 | 5,000 |
| Excess Net Capital | | 25,978 | 21,352 |
| Excess Net Capital at 1000% (net capital less 10% of aggregate indebtedness) | | 23,830 | 19,624 |
| Ratio of aggregate indebtedness to net capital | | .69 to 1 | .66 to 1 |

See Independent Auditor's report and notes to financial statements.

## AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

### Computation for Determination of Reserve Requirements Under Rule 15c3-3

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Dain Correspondent Services on a fully-disclosed basis.

See Independent Auditor's report and notes to financial statements.

**JOHN FRIEND & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

## Independent Auditors' Report on Internal Control

To the Members
American Diversified Financial Group, LLC
Evansville, IN

In planning and performing our audit of the financial statements of American Diversified financial Group, LLC for the years ended June 30, 2004 and 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, because the Company has limited office staff, complete segregation of duties is not possible. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

John Friend and Company, P.C.

John Friend and Company, PC
August 18, 2004